MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, Boston, Massachusetts 02199

Phone 617-954-5000

May 20, 2024

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Filings of Forms N-CSR for MFS Series Trust IX (File Nos. 2-50409; 811-02464), MFS Series Trust XII (File Nos. 333-126328; 811-21780), and MFS Series Trust XVI (File Nos. 2-36431; 811-02032) (collectively, the “Registrants” or "Trusts" and each, a "Registrant" or "Trust")

Ladies and Gentlemen:

 With respect to your review of the above-referenced filings of the Registrants, this letter sets forth our responses to the comments of the staff of the U.S. Securities and Exchange Commission (the "SEC") received during a conference call on April 25, 2024.

1. Comment: For MFS Series Trust XII for MFS Lifetime Income Fund, MFS Lifetime 2025 Fund, MFS Lifetime 2030 Fund, MFS Lifetime 2035 Fund, MFS Lifetime 2040 Fund, MFS Lifetime 2045 Fund, MFS Lifetime 2050 Fund, MFS Lifetime 2055 Fund, MFS Lifetime 2060 Fund, and MFS Lifetime 2065 Fund (the "Lifetime Funds"), please specify where the expense limitation agreement pertaining to Class R6 shares can be found, as it does not appear as an exhibit under Part C of the Registrant’s Registration Statement.

 Response: MFS maintains a complex-wide written agreement (the “Fee Arrangement Agreement”) covering fee arrangements for all pooled investment vehicles advised by MFS Investment Management (“MFS”), including any expense limitation/fee waiver/payment arrangement pertaining to the Lifetime Funds’ Class R6 shares. We do not consider the Fee Arrangement Agreement to be a "material contract not made in the ordinary course of business" that would need to be filed as an exhibit on Part C to the registration statement pursuant to Item 28(h) of Form N-1A; and therefore, we do not file this agreement as an exhibit under the Part C of the Registrant’s Registration Statement. Please note, however, that all expense arrangements included in the Fee Arrangement Agreement pertaining to the Lifetime Fund’s Class R6 shares are reviewed and approved by the Registrant’s Board of Trustees (the “Board”) at least annually as part of the Board’s review and approval of the Registrant’s investment management agreement with MFS pursuant to Section 15(c) of the Investment Company Act of 1940, as amended. Additionally, all expense limitation/fee waiver/payment arrangements pertaining to the Lifetime Fund’s Class R6 shares remain in place for at least one-year with the termination date for such arrangements disclosed in the Registrant’s Registration Statement in accordance with Instruction 3(e) under Item 3 of Form N-1A.

2. Comment: Within the Form N-CSR filings for MFS Series Trust IX for the period ended April 30, 2023 as filed on June 22, 2023, for MFS Limited Maturity Fund and MFS Municipal Limited Maturity, and for MFS Series Trust XII for the period ended April 30, 2023 as filed on June 26, 2023, for the Lifetime Funds, pursuant to Item 27(b)6 of Form N-1A, please include a statement that the Statement of Additional Information (“SAI”) includes additional information about Fund directors and is available, without charge,

Securities and Exchange Commission

May 20, 2024

  upon request, and provide a toll-free (or collect) telephone number for shareholders to call to request the SAI.

Response: We confirm that the Registrants will include this statement going forward as required by Item 27(b)6 of Form N-1A.

3. Comment: The Form N-CSR filings for MFS Series Trust IX for the period ended April 30, 2023 as filed on June 22, 2023 (not including series MFS Inflation-Adjusted Bond Fund), for MFS Series Trust IX for the period ended April 30, 2023 as filed on June 26, 2023, for the Lifetime Funds, and MFS Series Trust XVI for the period ended June 30, 2023, as filed on August 21, 2023 were completed using a previous version of Form N-CSR that does not include a reference to Item 4(i) and Item 4(j). Please indicate in your correspondence (i) any applicable disclosure pursuant to Item 4(i) and Item 4(j) relating to the Registrants; and (ii) please confirm that the Registrants are using the current version of Form N-CSR.

Response: Item 4(i) and Item 4(j) of Form N-CSR requires that a registrant submit documentation to the SEC, in the case of Item 4(i), and make certain disclosures, in the case of Item 4(j), when the registrant has retained a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and the Public Company Accounting Oversight Board has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. The information required by Item 4(i) and Item 4(j) of Form N-CSR does not apply to the Registrants, and therefore the Registrants confirm that the response to Item 4(i) and Item 4(j) of Form N-CSR is “Not Applicable”. We confirm that the Registrants will use the current version of Form N-CSR going forward.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ WILLIAM B. WILSON

William B. Wilson

Assistant Vice President and Senior Counsel

MFS Investment Management